Exhibit 99.1

PENN WEST ANNOUNCES ITS RESULTS FOR THE SECOND QUARTER
ENDED JUNE 30, 2010

FOR IMMEDIATE RELEASE, August 5, 2010

PENN WEST ENERGY TRUST (TSX – PWT.UN; NYSE – PWE) is pleased to announce its results for the second quarter ended June 30, 2010

Operations
•
As we transition Penn West to an exploration and production company, we will focus our capital program on our large-scale resource plays including the Cardium trend in Alberta, the Colorado trend in Alberta and Saskatchewan, the Amaranth trend in Manitoba and the Northern Alberta Carbonates trend.

•
Year to date capital expenditures totalled $494 million of which $104 million was spent increasing our land positions in key resource plays. Exploration and development capital expenditures were $231 million in the second quarter of 2010 compared to $140 million in the second quarter of 2009. We now anticipate full year capital spending will be at the upper end of our guidance range of $700-$850 million.

•
Second quarter production averaged 163,700 (1) boe per day and was weighted 59 percent to oil and 41 percent to natural gas. Although wet weather hindered our drilling and completions operations, we maintained production at rates comparable to the first quarter.

•
Production for the first six months of 2010 averaged 164,141 boe per day after the effect of asset dispositions. We are maintaining our full year production guidance of between 164,000 and 172,000 boe per day after the effect of the Peace River Oil Partnership transaction. We expect production to increase in the second half of this year from our delayed second quarter completions and our planned second half 2010 drilling program.

Financial Results
•
Penn West’s net debt (2) was reduced by approximately $750 million (3) during the first half of 2010 primarily from the proceeds received from asset dispositions, proceeds from the equity issue and the Peace River Oil Partnership transaction.

•
Funds flow (2) of $269 million in the second quarter of 2010 was 22 percent lower than the $344 million realized in the first quarter of 2010 and 37 percent lower than the $430 million realized in the second quarter of 2009. The decline from the first quarter of 2010 was primarily due to lower commodity prices. Basic funds flow was $0.62 per unit (2) in the second quarter of 2010 compared to $0.81 per unit in the first quarter of 2010 and $1.05 per unit in the second quarter of 2009.

•
Net income of $195 million ($0.45 per unit-basic) in the second quarter of 2010 was much stronger compared to net income of $77 million ($0.18 per unit-basic) in the first quarter of 2010 and was a reversal of the net loss of $41 million ($0.10 per unit-basic) in the second quarter of 2009.

•
The netback (2) of $23.52 per boe in the second quarter of 2010 was 17 percent lower than the first quarter of 2010 and eight percent lower than the second quarter of 2009. The decrease from the first quarter was primarily due to a decline in commodity prices.

•
During the second quarter of 2010, Penn West paid distributions of $192 million ($0.45 per trust unit) to our unitholders. Since converting to an income trust in May 2005, Penn West has paid, to date, a total of $4.9 billion in distributions ($17.12 per trust unit).

(1)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(2)
The terms “funds flow”, “funds flow per unit-basic”, “netback” and “net debt” are non-GAAP measures. Please refer to the “Calculation of Funds Flow”, “Highlights – Netback per boe” and “Non-GAAP Measures Advisory” sections below.

(3)	Consists of the change in long-term debt, convertible debentures and working capital (excluding future income taxes and risk management), per the Consolidated Balance Sheets.

2010 SECOND QUARTER RELEASE 1

Peace River Oil Partnership
•
As previously announced, effective June 1, 2010, Penn West formed a joint venture partnership (the “Peace River Oil Partnership”) to develop oil resources in the Peace River area of Northern Alberta. Penn West contributed assets valued at $1.8 billion for a 55 percent interest in the partnership and also received approximately $817 million including $312 million cash paid directly to Penn West upon closing and a $505 million commitment from our partner to fund Penn West’s share of future capital and operating expenses. In addition, Penn West closed a private placement issuing approximately 23.5 million trust units for gross proceeds of $435 million ($424 million net).

Financing
•
On April 30, 2010, the Company completed the renewal of its unsecured, revolving syndicated bank facility. Terms of the syndicate agreement include a three-year term and an aggregate borrowing limit of $2.25 billion. The facility is extendible and expires on April 30, 2013.

•
Penn West has approximately 34 percent of its remaining 2010 crude oil production hedged between US$60.11 per barrel and US$75.72 per barrel and approximately 17 percent of its remaining 2010 natural gas production hedged between $6.19 per mcf and $8.37 per mcf. Additionally, Penn West has approximately 25 percent of its 2011 crude oil production hedged between US$81.00 per barrel and US$92.70 per barrel.

Business Environment
•
Crude oil prices averaged WTI US$77.99 per barrel in the second quarter of 2010 compared to WTI US$78.79 per barrel in the first quarter of 2010 and WTI US$59.62 per barrel for the second quarter of 2009.

•	The AECO Monthly Index averaged $3.86 per mcf in the second quarter of 2010 compared to $5.35 per mcf in the first quarter of 2010 and $3.66 per mcf for the second quarter of 2009.

Alberta Royalty Framework
•
In May 2010, the Government of Alberta (the “Government”) announced the “Emerging Resources and Technologies Initiative” with the purpose of increasing development and the use of new technologies throughout Alberta. A number of incentives were announced which will have a positive effect on Penn West’s operations including: a maximum five percent royalty rate on horizontal oil and gas wells based on a set time period and set production, and the continuation of the five percent royalty rate. Alberta’s new royalty framework will provide incentives in two key areas for Penn West and the energy industry. Many of Alberta’s legacy oil and natural gas fields are open to the use of new drilling and completions technology to improve recovery and increase production. This will benefit not only the energy industry but also the many communities in Alberta that rely on the industry’s activities. The improved royalty framework also provides a catalyst to renew exploration activities in new resource plays in Alberta while improving the province’s overall competitive standing in North America.

Distributions
•
Penn West’s Board of Directors resolved to continue the distribution level at $0.15 per unit, per month, subject to maintenance of current forecasts of commodity prices, production levels and levels of capital investment.

2010 SECOND QUARTER RELEASE 2

HIGHLIGHTS
	Three months ended June 30			Six months ended June 30
	2010	2009	% change	2010	2009	% change
Financial (millions, except per unit amounts)
Gross revenues (1)	$718	$791	(9)	$1,524	$1,572	(3)
Funds flow	269	430	(37)	613	778	(21)
Basic per unit	0.62	1.05	(41)	1.43	1.91	(25)
Diluted per unit	0.61	1.05	(42)	1.41	1.91	(26)
Net income (loss)	195	(41)	100	272	(139)	100
Basic per unit	0.45	(0.10)	100	0.63	(0.34)	100
Diluted per unit	0.44	(0.10)	100	0.63	(0.34)	100
Capital expenditures, net (2)	(368)	136	(100)	(549)	177	(100)
Long-term debt at period-end	2,473	3,778	(35)	2,473	3,778	(35)
Convertible debentures	273	281	(3)	273	281	(3)
Distributions paid (3)	$192	$219	(12)	$382	$533	(28)
Payout ratio (4)	71%	51%	20	62%	69%	(7)
Operations
Daily production
Light oil and NGL (bbls/d)	77,198	77,614	(1)	76,818	78,460	(2)
Heavy oil (bbls/d)	18,579	26,456	(30)	19,228	26,392	(27)
Natural gas (mmcf/d)	408	459	(11)	409	453	(10)
Total production (boe/d)	163,700	180,601	(9)	164,141	180,350	(9)
Average sales price
Light oil and NGL (per bbl)	$67.70	$58.11	17	$70.18	$51.27	37
Heavy oil (per bbl)	57.03	56.71	1	60.77	46.89	30
Natural gas (per mcf)	3.83	3.68	4	4.64	4.50	3
Netback per boe
Sales price	$47.94	$42.62	12	$51.52	$40.48	27
Risk management gain (loss)	0.22	5.46	(96)	(0.20)	7.53	(100)
Net sales price	48.16	48.08	-	51.32	48.01	7
Royalties	(8.57)	(7.14)	20	(9.28)	(6.97)	33
Operating expenses	(15.52)	(14.79)	5	(15.56)	(14.86)	5
Transportation	(0.55)	(0.51)	8	(0.56)	(0.52)	8
Netback	$23.52	$25.64	(8)	$25.92	$25.66	1

(1)   Gross revenues include realized gains and losses on commodity contracts.
(2)   Excludes business combinations and includes net proceeds on property acquisitions and dispositions.
(3)   Includes distributions paid prior to those reinvested in trust units under the distribution reinvestment plan.
(4)   Payout ratio is calculated as distributions paid divided by funds flow. The term “payout ratio” is a non-GAAP measure. See “Non-GAAP Measures Advisory”
        section below.

2010 SECOND QUARTER RELEASE 3

DRILLING PROGRAM
	Three months ended June 30				Six months ended June 30
	2010		2009		2010		2009
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	32	22	14	8	99	66	36	22
Natural gas	9	6	4	3	19	11	21	8
Dry	-	-	-	-	-	-	1	1
	41	28	18	11	118	77	58	31
Stratigraphic and service	5	1	1	1	25	17	3	2
Total	46	29	19	12	143	94	61	33
Success rate (1)		100%		100%		100%		97%

(1)    Success rate is calculated excluding stratigraphic and service wells.

Penn West’s drilling program remained focused on its light-oil plays in the Cardium, Dodsland and Waskada areas throughout the second quarter of 2010. During the quarter, excluding stratigraphic and service wells, all of our drilling activity utilized horizontal multi-stage fracture technology.

Our 2010 forecasted capital program has been expanded compared to 2009 resulting in an increase in wells drilled.

LAND

	As at June 30
	Producing			Non-producing
	2010	2009	% change	2010	2009	% change
Gross acres (000s)	6,207	6,210	-	2,897	3,385	(14)
Net acres (000s)	4,102	4,116	-	2,246	2,670	(16)
Average working interest	66%	66%	-	78%	79%	(1)

The decline in net acres of non-producing land compared to 2009 was primarily the result of land expirations in non-producing areas and the contribution of assets into the Peace River Oil Partnership.

CORE AREA ACTIVITY

Core Area	Net wells drilled for the six months ended June 30, 2010	Total land as at June 30, 2010 (thousands of net acres)
Central	12	1,498
Eastern	32	1,429
Northern	4	1,364
North West Alberta	20	894
Southern	26	1,163
	94	6,348

2010 SECOND QUARTER RELEASE 4

TRUST UNIT DATA
	Three months ended June 30			Six months ended June 30
(millions of units)	2010	2009	% change	2010	2009	% change
Weighted average
Basic	433.8	411.0	6	428.4	406.5	5
Diluted	439.6	411.0	7	434.2	406.5	7
Outstanding as at June 30				450.8	416.4	8

During the second quarter of 2010, Penn West completed a private placement issuing 23.5 million units to its partner in the Peace River Oil Partnership.

Charting our Performance

Letter to our Unitholders

In the second quarter of 2010, Penn West finalized a key strategic partnership, further strengthened our balance sheet, and worked towards our goal of converting Penn West to a conventional corporate structure. We have focused the company on projects that we believe will create the most value as we move towards being a growth and yield oriented North American Exploration and Production company.

Resource development in the Cardium, Amaranth, Colorado, and most recently in the Devonian Carbonates is driving our capital program. During the second quarter, we drilled our first well into the Willesden Green Cardium. This prolific well, with test rates which exceeded 3,000 boepd, flowed an average of approximately 860 boepd for the first month of production. This well opens another development front for Penn West with 12 wells planned for the Willesden Green pool for 2010. Penn West believes this well further underscores the significant development opportunities that exist within defined pool boundaries. Penn West currently has three rigs operating in the Cardium and is 13 wells (net) into a 50 well program for 2010. While wet weather slowed field work during the first half of 2010, efforts are under way to ensure a fully executed 2010 Cardium development plan.

2010 SECOND QUARTER RELEASE 5

In northern Alberta, Penn West continues to test the Devonian Carbonate platforms and has identified a significant inventory of prospective drilling locations. While this play is still in its infancy with test wells and development work ongoing, Penn West is quietly optimistic that this prospect will prove to be a highly profitable play with significant resource potential. Penn West has completed four wells (net) on a 13 well program for 2010 and rates from these wells are driving an expanded drilling program for 2011.

Penn West spent $104 million in the first six months of 2010 acquiring acreage complimentary to our existing suite of resource plays which will allow for greater scalability of future resource development. Success at recent land sales will enhance our growing inventory of drilling locations by extending the size and depth of our resource play opportunities. Consequently, it is likely that Penn West will invest at the upper end of our capital guidance which currently stands at between $700 and $850 million.

We formed the Peace River Oil Partnership during the second quarter. The partnership was created to further develop certain oil sands leases in the Peace River area of north central Alberta. Under the terms of the agreements, Penn West received $312 million in cash plus a carry relating to Penn West’s share of future capital expenditures and operating costs up to $505 million. Penn West is excited about this strategic alliance as it provides the opportunity to develop these assets in a more timely fashion than would have otherwise been possible. Our partner on this project brings not only financial strength, but also technical contributions which will prove valuable as the project progresses. Current plans include ongoing stratigraphic work to continue resource assessment, additional primary recovery wells to add near-term volumes, and the start of a thermal pilot to progress the longer-term development potential of the project. Recent horizontal wells into the Bluesky have yielded positive results and bode extremely well for future development. In addition to the partnership formation, our project partner purchased approximately 23.5 million units through private placement. Penn West believes this to be a strong statement of confidence in Penn West’s future by our partner.

The recently announced changes by the Alberta government to the royalty framework come as welcome news. These changes effectively create highly attractive economic returns from large prospective resource plays in which Penn West currently has significant interests. Given Penn West’s dominant land position in many of Alberta’s light-oil fields and evolving drilling and completions technology, Penn West is extremely well-positioned to directly benefit from these royalty changes.

Our transition to an exploration and production company has brought a shift in focus towards more exploration and development activities. As we move through the third quarter of 2010, we will be finalizing the time frame for conversion to a corporate structure. By mid-September, we expect that we will have outlined our 2011 capital expenditure program and advanced our business strategy for 2011. We currently anticipate our conversion to be at or near the end of 2010.

On behalf of the Board of Directors,

William E. Andrew Chief Executive Officer	Murray R. Nunns President and Chief Operating Officer

Calgary, Alberta
August 4, 2010

2010 SECOND QUARTER RELEASE 6

Outlook

This outlook section is included to provide unitholders with information as to our expectations as at August 4, 2010 for production and capital expenditures for 2010 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".

Based upon our current energy price outlook, our 2010 exploration and development capital expenditures are expected to be in the upper range of $700 million to $850 million. Penn West is focusing its 2010 capital program on its suite of large-scale light-oil plays including the Cardium, Waskada, and the emerging Carbonate play in Northwest Alberta. The application of horizontal multi-fracture completions technology remains an important factor in the exploitation and development of the very large oil resources in place in these and other core areas for Penn West. Based on this level of capital expenditures and including the impact of the disposition to the Peace River Oil Partnership, our forecast 2010 average production is now expected to be approximately 164,000 to 172,000 boe per day with production additions increasing as our activity increases through the year.

Our prior forecast; released on May 5, 2010 with our 2010 first quarter results and filed on SEDAR at www.sedar.com remains unchanged with the exception of production which has been revised from 165,000 to 173,000 boe per day to 164,000 to 172,000 boe per day as a result of the formation of the Peace River Oil Partnership.

Non-GAAP Measures Advisory

The above information includes non-GAAP measures not defined under generally accepted accounting principles (“GAAP”), including funds flow, funds flow per unit-basic, netback, payout ratio and net debt. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures. Funds flow is used to assess our ability to fund distributions and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions and to economically rank projects. Operating margin is calculated as revenue less royalties, operating costs and transportation and is used for similar purposes to netback. Payout ratio is calculated as distributions paid divided by funds flow. We use payout ratio to assess the adequacy of retained funds flow to finance capital programs. Net debt is calculated as the sum of long-term debt, convertible debentures and working capital (excluding risk management and future income taxes) and is used to assess our leverage levels and hence the continuing appropriateness of our distribution and capital investment levels.

Calculation of Funds Flow

	Three months ended June 30		Six months ended June 30
(millions, except per unit amounts)	2010	2009	2010	2009
Cash flow from operating activities	$240	$295	$581	$577
Increase in non-cash working capital	17	114	5	165
Asset retirement expenditures	12	21	27	36
Funds flow	$269	$430	$613	$778

Basic per unit	$0.62	$1.05	$1.43	$1.91
Diluted per unit	$0.61	$1.05	$1.41	$1.91

2010 SECOND QUARTER RELEASE 7

Oil and Gas Information Advisory

Please refer to our disclaimer on forward-looking statements at the end of this press release. The calculations of barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward- Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our intention to focus our asset base and create efficiencies throughout the organization in preparation to convert to an E&P company; our plans to convert to a corporation including the expected timing thereof and our intention to target a level of return for investors that will consist of a combination of growth and yield; the disclosure under the heading “Operations” as to our production additions; the disclosure contained under the heading "Distributions" regarding our anticipated per unit distribution level and the factors that may affect such distribution level; our intention to focus our 2010 capital expenditures on light-oil projects including the Cardium, Waskada and the Carbonates and large-scale resource plays including the Cardium trend in Alberta, the Colorado trend in Alberta and Saskatchewan, the Amaranth trend in Manitoba and the Northern Alberta Carbonates trend; amount of capital expenditures; effect of completion of the Peace River Oil Partnership transaction on development of our assets and production and expected development plans for our assets; development of horizontal wells; forecasted average production; expected timing of projected increase to production; new royalty framework announced by the Government of Alberta and effect of royalty incentives on our operations; drilling plans; hedging; development opportunities and plans; prospective drilling locations; expected results from northern Alberta plays and Devonian Carbonate platforms; terms of syndicated bank facility; opportunities as a result of recently acquired lands; and, the disclosure contained under the headings "Letter to our Unitholders" and "Outlook", which among other things set forth management's expectations as to the outlook for our exploration and development capital expenditures for 2010, the intended focus of our 2010 capital expenditure program, and our forecast average daily production for 2010.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to maintain existing production levels and add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings "Corporate Conversion", "Distributions" and "Outlook".

2010 SECOND QUARTER RELEASE 8

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions and partnerships, including the completed acquisitions and partnerships discussed herein; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions and partnerships, including the completed acquisitions and partnerships discussed herein; changes in tax laws that affect us and our security holders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers including our intended conversion to a corporate structure; and the other factors described in Penn West's public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

2010 SECOND QUARTER RELEASE 9

Penn West Energy Trust
Consolidated Balance Sheets

(CAD millions, unaudited)	June 30, 2010	December 31, 2009

Assets
Current
Accounts receivable	$344	$371
Future income taxes	-	37
Other	104	101
	448	509
Risk management	7	-
Deferred funding obligation	505	-
Property, plant and equipment	10,170	11,347
Goodwill	2,020	2,020
	12,702	13,367
	$13,150	$13,876

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities	$483	$515
Distributions payable	67	63
Convertible debentures	44	18
Risk management	-	130
	594	726
Long-term debt	2,473	3,219
Convertible debentures	229	255
Asset retirement obligations	582	568
Risk management	-	21
Future income taxes	917	1,169
	4,795	5,958
Unitholders’ equity
Unitholders’ capital	8,984	8,451
Contributed surplus	141	123
Deficit	(770)	(656)
	8,355	7,918
	$13,150	$13,876

2010 SECOND QUARTER RELEASE 10

Penn West Energy Trust
Consolidated Statements of Operations and Retained Earnings

	Three months ended June 30		Six months ended June 30
(CAD millions, except per unit amounts, unaudited)	2010	2009	2010	2009

Revenues
Oil and natural gas	$715	$701	$1,530	$1,326
Royalties	(128)	(117)	(276)	(227)
	587	584	1,254	1,099

Risk management gain (loss)
Realized	3	90	(6)	246
Unrealized	119	(308)	155	(389)
	709	366	1,403	956

Expenses
Operating	236	246	470	491
Transportation	8	8	17	17
General and administrative	43	41	87	82
Financing	45	37	85	77
Depletion, depreciation and accretion	327	400	669	785
Unrealized risk management gain	(28)	(45)	(3)	(4)
Unrealized foreign exchange (gain) loss	74	(86)	19	(43)
Gain on currency contracts	-	(75)	-	(75)
	705	526	1,344	1,330
Income (loss) before taxes	4	(160)	59	(374)

Taxes
Future income tax recovery	(191)	(119)	(213)	(235)

Net and comprehensive income (loss)	$195	$(41)	$272	$(139)

Retained earnings (deficit), beginning of period	$(769)	$(45)	$(656)	$329
Distributions declared	(196)	(188)	(386)	(464)
Deficit, end of period	$(770)	$(274)	$(770)	$(274)

Net income (loss) per unit
Basic	$0.45	$(0.10)	$0.63	$(0.34)
Diluted	$0.44	$(0.10)	$0.63	$(0.34)
Weighted average units outstanding (millions)
Basic	433.8	411.0	428.4	406.5
Diluted	439.6	411.0	434.2	406.5

2010 SECOND QUARTER RELEASE 11

Penn West Energy Trust
Consolidated Statements of Cash Flows

	Three months ended June 30		Six months ended June 30
(CAD millions, unaudited)	2010	2009	2010	2009

Operating activities
Net income (loss)	$195	$(41)	$272	$(139)
Depletion, depreciation and accretion	327	400	669	785
Future income tax recovery	(191)	(119)	(213)	(235)
Unit-based compensation	11	13	24	25
Unrealized risk management loss (gain)	(147)	263	(158)	385
Unrealized foreign exchange loss (gain)	74	(86)	19	(43)
Asset retirement expenditures	(12)	(21)	(27)	(36)
Change in non-cash working capital	(17)	(114)	(5)	(165)
	240	295	581	577

Investing activities
Additions to property, plant and equipment	(231)	(140)	(494)	(321)
Acquisition of property, plant and equipment	(194)	(1)	(328)	(7)
Disposition of property, plant and equipment	288	5	866	151
Change in non-cash working capital	(43)	(12)	(6)	(120)
	(180)	(148)	38	(297)

Financing activities
Decrease in bank loan	(345)	(171)	(1,066)	(271)
Proceeds from issuance of notes	-	238	304	238
Issue of equity	446	10	466	258
Distributions paid	(161)	(193)	(323)	(470)
Redemption / maturity of convertible debentures	-	-	-	(4)
Repayment of acquired credit facilities	-	(31)	-	(31)
	(60)	(147)	(619)	(280)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$-	$-	$-	$-

Interest paid	$54	$46	$64	$70
Income taxes recovered	$-	$(3)	$(1)	$(3)

2010 SECOND QUARTER RELEASE 12

Investor Information

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

A conference call will be held to discuss Penn West’s results at 10:00 a.m. Mountain Time (12:00 p.m. Eastern Time) on August 5, 2010.

To listen to the conference call, please call 800-952-4972 (North American toll-free).

This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at www.pennwest.com or at the following URL:
http://events.digitalmedia.telus.com/pennwest/080510/index.php

A taped recording will be available until August 19, 2010 by dialing 800-408-3053 (North American toll-free) and entering pass code 3676641.

Penn West expects to file its Management’s Discussion and Analysis and unaudited interim consolidated financial statements on SEDAR and EDGAR shortly.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 - Ninth Avenue S.W. Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com

2010 SECOND QUARTER RELEASE 13